UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LIFE PARTNERS POSITION HOLDER TRUST

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

Life Settlement Liquidity Option, LLC

(Offeror)

Anchorage Illiquid Opportunities Master VI (B), L.P.

(Parent of Offeror)

Anchorage IO GP VI, L.L.C.

(General Partner of Parent)

Anchorage Capital Group, L.L.C.

(Investment Advisor to the Parent and/or Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

  Position Holder Trust Interests

IRA Partnership Interests

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jason Cohen Anchorage Capital Group, L.L.C. 610 Broadway New York, New York 10012 (212) 432-4600

Copies to:

Abbe L. Dienstag Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212)715-9100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$50,000,000	$6,060

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 150,375,940 issued and outstanding interests of Life Partners Position Holder Trust and 225,563,910 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of $0.16 per Interest.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, effective October 1, 2018. Such fee equals .0001212 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060	Filing Party: Life Settlement Liquidity Option, LLC and Anchorage Illiquid Opportunities Master VI (B), L.P.
Form or Registration No.: 5-90716 and 5-90717	Date Filed: November 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on November 13, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (the “Anchorage Offeror”), relating to the tender offers to purchase a portion of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Trust”), and a portion of the outstanding IRA Partnership Interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (the “Partnership”). The information relating to the tender offers was set forth in the Offer to Purchase, dated November 13, 2018 (the “Offer to Purchase”), and in the related Assignment Forms (the “Assignment Forms”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.” While for convenience the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests are referred to together as constituting the Offer, the two offers are separate. Each offer is subject to a separate maximum number of Interests, and each will be separately prorated if it is oversubscribed, without regard to subscriptions tendered in the other offer.

This Amendment No. 1 amends the Offer by extending the expiration date of the Offer to December 20, 2018 at 5:00 p.m. New York City time,

ITEM 12.

Item 12 of the Schedule TO is further amended and supplemented hereby by the addition of the following exhibit:

(a)(1)(G) Press Release Regarding Extension of the Offer, dated December 17, 2018.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018

LIFE SETTLEMENT LIQUIDITY OPTION, LLC
By: Anchorage Capital Group, L.L.C., as investment manager

By:	/s/ Jason A. Cohen
Jason A. Cohen
Secretary

ANCHORAGE ILLIQUID OPPORTUNITIES MASTER VI (B), L.P.

By: Anchorage Capital Group, L.L.C., as investment manager

By:	/s/ Jason A. Cohen
Jason A. Cohen
Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2018.*
(a)(1)(B)	Assignment Form for Position Holder Trust Interests.*
(a)(1)(C)	Assignment Form for IRA Partnership Interests.*
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.*
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.*
(a)(1)(F)	Frequently Asked Questions Appearing on the Website of the Offeror.*
(a)(1)(G)	Press Release Regarding Extension of the Offer, dated December 17, 2018.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)(1)	Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement – Tender Offer, dated Novembet 13, 2018, between Life Settlement Liquidity Option, LLC, Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.*
(g)	None.
(h)	None.

* Previously filed.

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